ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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June 18, 2021

Sergio Chinos

United States Securities & Exchange Commission

Division of Corporation

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Offering Statement on Form 1-A Filed May 5, 2021

File No. 024-11502

Dear Mr. Chinos:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated June 15, 2021.

Amendment No. 2 to Offering Statement on Form 1-A filed June 2, 2021 Exhibit 1 A-4, page 6

We note your response to comment 1, and reissue our comment in part. Please revise Section 9 of your subscription agreement to clearly state, if true, that the state of Maryland is the proper forum for certain legal actions, consistent with your disclosure in your offering statement.

Section 9 of the subscription agreement now reads:

This Subscription Agreement will be governed by and construed in accordance with the laws of the State of Delaware. The exclusive venue for any legal action under this Agreement will be in the proper forum in the State of Maryland. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder, nor does it apply to purchasers in secondary transactions.

Thus, it is clear that for actions governed by this provision, the state of Maryland is the proper forum for said legal actions, applying Delaware law.

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

Results of Operations, page 55

Please amend your disclosure to ensure the amounts agree with the corresponding amounts reported on the statement of operations for the periods presented. In addition, as previously requested in our prior comment 5, please expand your disclosure to include a discussion of the causes of material changes from period to period in each financial statement line item.

The changes requested have been made in the latest filing.

Financial Statements

Independent Auditor's Report, page 88

We note your revised audit report in response to our prior comment 10 and reissue our comment in part. Please amend your filing to include an appropriately signed audit report as required by Rule 2-02 of Regulation S-X. Please also file an appropriately signed consent from your auditor with the filing.

The audit report attached to the latest filing includes an appropriately signed audit report as required by Rule 2-02 of Regulation S-X and an appropriately signed consent.

As previously noted, the Commission is aware that compensation arrangements with FINRA have been cleared and that FINRA has no objections to the compensation arrangements.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com